[GTC TELECOM CORP. LETTERHEAD]



                                                    September 23, 1999


Dear Tim:


This letter confirms our understanding that you are to be issued 5,000 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment against $20,000 for services rendered relating to the design and printing of the Company's corporate brochures.

Please sign this letter confirming your understanding of the agreement.

Sincerely,




Eric Clemons
/s/ Eric Clemons                            /s/ Tim Cummings
COO                                         Tim Cummings
GTC Telecom